UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Interim Results for the six months to 30th June 2023 (Unaudited)
31st July 2023	Excellent H1 financial performance; full year Group financial expectations reaffirmed

Highlights
●	Underlying Group sales growth1 of 6%, excluding OPM2 and the Strategic Review3 businesses with particularly strong performances in English Language Learning and Assessment & Qualifications.
●
Underlying adjusted operating profit growth of 44% and strong operating cash flow performance of £79m, reflecting strong trading and benefits of the cost efficiency programme in H1, with the remainder to be realised in H2.

●
Further portfolio reshaping with completion of the acquisition of Personnel Decisions Research Institutes (PDRI) within our Assessment & Qualifications division and the completion of the disposal of Pearson Online Learning Services (POLS).

●	Good strategic progress, including ongoing execution of Artificial Intelligence (AI) strategy.

Statutory results
●	Sales increased 5% to £1,879m (H1 2022: £1,788m) reflecting underlying performance, portfolio changes and currency movements.
●	Statutory operating profit of £219m (H1 2022: £148m) reflecting underlying performance, portfolio changes and currency movements.
●	Net cash generated from operations was £106m (H1 2022: £53m).
●	Statutory earnings per share of 26.1p (H1 2022: 18.1p5).

Underlying sales growth1 of 6%, excluding OPM2 and Strategic Review3 businesses; 4% in aggregate
●
Assessment & Qualifications sales were up 7% largely driven by a strong performance in Pearson VUE underpinned by good growth in the IT and healthcare segments, alongside the commencement of a number of new contracts.

●
Virtual Learning sales decreased 15%, primarily due to an expected 69% decrease in the OPM business given the previously announced ASU contract loss. Virtual Schools declined 2%, driven by enrolment declines for the 2022/23 academic year and lower district partnership renewals, which was offset by good retention rates and the return of a school that had previously left.

●
Higher Education sales were down 2%, in line with expectations, driven by a decline in enrolments and loss of adoptions to non-mainstream publishers. Pearson+ momentum continued, increasing c.200% in cumulative paid subscriptions to 938k for the full academic year (2022: 329k).

●	English Language Learning sales increased 44% due to increased Pearson Test of English (PTE) volumes, which were up 76%.
●	Workforce Skills sales grew 9%, with good growth in both Vocational Qualifications and Workforce Solutions.
●	Sales in businesses under Strategic Review3 decreased 50% as expected.

Adjusted operating profit1 up 44% on an underlying basis to £250m including realisation of just under half of the £120m cost efficiency programme
●
Performance driven by operating leverage on revenue growth and implementation of the £120m cost efficiency programme for 2023, partially offset by inflation. First half profit margin grew to 13% (H1 2022: 9%).

●	Headline growth was 56% reflecting underlying performance, portfolio changes and currency movements.
●
Adjusted earnings per share grew to 25.6p (H1 2022: 22.5p) reflecting adjusted operating profit growth, tax and interest returning to more normalised levels and the reduction in issued shares given the 2022 share buyback.

Strong operating cash flow with robust balance sheet enabling continued investment and driving increased shareholder returns
●
Operating cash flow was £79m (H1 2022: £9m) with the significant growth driven by the drop through of increased trading profits, and in particular the cost efficiency programme, as well as strong collections and portfolio changes.

●	Net debt of £0.9bn (H1 2022: £0.8bn) increased due to dividend payments, tax payments and the 2022 share buyback, more than offsetting operating cash flows.
●	Proposed interim dividend of 7.0p (H1 2022: 6.6p) represents an increase of 6%.
●	Previously announced buyback to repurchase £300m of shares on track to commence in Q3.

Andy Bird, Pearson’s Chief Executive, said:
“Our excellent performance in the first half of 2023 means we are confident of achieving our full year expectations. We have continued to execute well operationally and maintained a sharp focus on delivering efficiencies whilst positioning our portfolio for long-term growth. The progress we are making to accelerate our digital journey, increase interconnectivity and leverage our long-standing AI capabilities will enable us to serve an ever-greater number of individuals and enterprises with our trusted, proprietary learning content.”

Continued operational and strategic progress

Advancing future growth drivers across the business

●
In Assessment & Qualifications, Pearson VUE has launched the delivery of the Next Generation NCLEX Nurse licensure exam in the US and PDRI has launched a full suite of hiring assessment programmes for the Transportation Security Administration (TSA). We also continued to progress in our offering of onscreen exams within our UK & International Qualifications business, with the roll out of GCSE Computer Science and International GCSEs in English Language and Literature.

●
In Virtual Learning, we are launching a new Connections Academy Career Pathways programme for middle and high school students from the second half of the year, where we will be offering a tri-credit approach to career-readiness courses in partnership with Coursera and Acadeum, amongst others.

●
In Higher Education, the re-organisation of our sales force has helped to increase adoption retention rates and generate new wins. Our work to converge our platforms, to enhance stability and to deliver upgraded, best-in-class features to improve our customer experience is progressing well. These initiatives make the division much more commercial and competitive on a day-to-day basis and we continue to develop new AI features, some of which we will launch as early as this Fall back-to-school. Uptake of our iLab products was also encouraging in the Spring semester, where more than 1,900 virtual labs were assigned across more than 600 courses through Mastering Biology. Momentum continued for Pearson+ with a c.200% increase in cumulative paid subscriptions to 938k for the full academic year.

●
In Workforce Skills, our Vocational Qualifications business won three T level contracts in the UK. We also signed a contract with the Jordanian Ministry of Education to partner on the reform of Jordan’s technical and vocational education and training provision in schools with over 50,000 learners expected to take these courses over the next three years. Within our Workforce Solutions business we have built a powerful technology stack that has enabled us to break down core Faethm capabilities into modular application programming interfaces, enabling use across Workforce Skills and other Pearson products. Feedback from our customers has resulted in us making the decision to focus our efforts on delivering a modular, personalisable approach versus a fully integrated platform.

●
In English Language Learning, we recently won recognition for the Pearson Test of English for Canadian Student Direct Stream and economic migration visa applications. This grants access to the full potential of the Canadian market at an opportune time, as Immigration, Refugees and Citizenship Canada has recently announced that it plans to welcome a record number of permanent residents in the years ahead. The Canadian market is the largest of the three key markets which Pearson has recognition to operate in.

Leveraging our AI capabilities alongside trusted, proprietary learning content to drive success for our learners and broader stakeholders

●
AI has been embedded into how Pearson operates, reflecting the deployment of the technology across our product portfolio for many years. For instance, there are AI-based open response assessments within English Language Learning and large language models within Workforce Skills which develop proprietary predictive algorithms designed to assess trends in demand for skills and occupations globally and recommend career and learning pathways for consumers, enterprises and governments.

●	We have recently brought to market a generative AI tool within our Pearson+ service which enables users to automatically summarise the content of Channels videos into simple bullet points.
●
Additional generative AI study tools designed to help students better learn and understand challenging subjects will launch in Pearson+ and Mastering for this Fall back-to-school. These study tools combine Pearson’s trusted content and structured pedagogy with conversational AI capabilities to provide personalised real time support for students in a secure Pearson product environment, which is free from the noise and corruption of web-based AI models. Further features are in development for the 2024 Fall back-to-school period and our products will continue to evolve and grow over time to meet the needs of students.

●	We are also exploring opportunities to consider how we can continue to leverage innovative AI technology to drive further efficiency and generate additional cost savings.

Maintaining focus on efficiencies
●	We remain on track to achieve £120m of cost efficiencies in 2023, having delivered a little under half in the first half of this year.
●	We continue to expect margin improvement for the year from 12% in 2022 to mid-teens for 2023.

Reshaping the portfolio
●	The disposal of our POLS business is now complete, further focusing Pearson’s portfolio towards future growth opportunities.
●	We completed the acquisition of PDRI, significantly expanding Pearson’s services to the U.S. federal government.
●
The integration of Mondly continues to enhance our credentials in the online language learning self-study space with paid subscriptions standing at 473k at the end of the period, up 41%, with particularly strong growth in our MondlyWorks offering.

Outlook reaffirmed4
Group revenue, adjusted operating profit and profit margin outlook remain in line with expectations for 2023.

We also re-iterate our guidance of mid-single digit Group revenue growth over 2022 to 2025 and for margins to rise to the upper end of mid-teens in 2025.

In terms of divisional guidance and phasing:
●
We are raising our revenue growth expectations in English Language Learning from high single digit to c.20% for 2023 following strong growth in the first half which we expect to normalise in H2. We are investing a portion of the operating leverage on this improvement to support future growth opportunities.

●	In Workforce Skills, given our focus on delivering modular solutions, our 2023 and 2022 to 2025 growth expectations for this division are likely to be more stretching.
●	Continued growth in Pearson+ subscriptions will lead to a shift in Higher Education revenue recognition from Q3 to Q4.
●
Contract timing in Assessment & Qualifications will see delivery in earlier quarters meaning Q4 growth will be lower than average. We are confident in achieving our full year revenue growth expectations.

●	In Virtual Learning the termination of the ASU contract will continue to impact growth in H2.
●	Revenue growth expectations for Virtual Schools remain unchanged with H2 enrolments impacted by the loss of a previously cited large school contract.

Financial summary

£m	H1 2023	H1 2022	Headline growth	CER growth1	Underlying growth1
Business performance
Sales	1,879	1,788	5%	2%	4%
Adjusted operating profit	250	160	56%	48%	44%
Operating cash flow	79	9
Adjusted earnings per share	25.6p	22.5p
Statutory results
Sales	1,879	1,788
Operating profit	219	148
Net cash generated from operations	106	53
Basic earnings per share	26.1p	18.1p5
Dividend per share	7.0p	6.6p
Net debt	(911)	(810)

Contacts
Investor Relations	Jo Russell James Caddy	+44 (0) 7785 451 266 +44 (0) 7825 948 218
	Gemma Terry Brennan Matthews	+44 (0) 7841 363 216 +1 (332) 238-8785
Teneo	Charles Armitstead	+44 (0) 7703 330 269
Results event	Pearson’s interim results presentation today at 09:30 (BST). Register to receive log in details: https://pearson.connectid.cloud/register

Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson’s strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson’s present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson’s control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson’s publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson’s latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

KPIs

KPI	Objective	KPI Measure	H1 2023	H1 2022
Digital Growth	Drive digital revenue growth	OnVUE volumes	1.7m	1.4m
		Higher Education US digital registrations	4.5m	4.6m*
		PTE volume	606k	344k
Consumer Engagement	Create engaging and personalised consumer experiences	NPS for Connections Academy	+67	+67
		NPS for PTE	+56	+51
		Pearson+ registered users	4.7m	4.5m
		Mondly paid subscriptions	473k	336k
		Workforce Skills registered users	5.3m	4.1m
Product Effectiveness	Improve the effectiveness of our products to deliver better outcomes	PTE speed of score return	1.1 days	1.3 days
		VUE test volumes	12.2m	10.0m
		Workforce Skills number of enterprise customers	1,556	1,387
		Higher Education product usage – text units	2.0m	2.1m

*H1 2022 US digital registrations restated from 4.8m to 4.6m due to recategorizing 0.2m of registrations from US to International.
The above table is a subset of our full list of strategic KPIs, which will be reported on alongside full year results.
For a full list of KPI measure definitions, please refer to: https://plc.pearson.com/en-GB/purpose/our-targets-kpis

Operational review
£m	H1 2023	H1 2022	Headline growth	CER Growth1	Underlying growth1
Sales
Assessment & Qualifications	796	7106	12%	8%	7%
Virtual Learning	373	390	(4)%	(9)%	(15)%
Higher Education	379	373	2%	(2)%	(2)%
English Language Learning	184	122	51%	50%	44%
Workforce Skills	140	127	10%	9%	9%
Strategic review3	7	666	(89)%	(89)%	(50)%
Total	1,879	1,788	5%	2%	4%
Total, excluding OPM2 and Strategic Review3					6%

Adjusted operating profit/loss
Assessment & Qualifications	174	1366	28%	21%	20%
Virtual Learning	47	14	236%	207%	72%
Higher Education	(1)	(4)	75%	25%	25%
English Language Learning	8	(4)	300%	300%	275%
Workforce Skills	21	28	(25)%	(21)%	(20)%
Strategic review3	1	(10)6	110%	110%	100%
Total	250	160	56%	48%	44%

1Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes. b) The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7, 14 and 16. Constant exchange rates are calculated by assuming the average FX in the prior period prevailed through the current period.
2We have completed the sale of the Pearson Online Learning Services (POLS) business and as such have removed from underlying measures throughout. Within this specific measure we exclude our entire OPM business (POLS and ASU) to aid comparison to guidance.
3Strategic Review is revenues in international courseware local publishing businesses being wound down, which will continue to be reported separately until dissipated.
42023 consensus on the Pearson website as at 19th April 2023; median adjusted operating profit of £568m at £:$ 1.20, interest charge £34m, tax rate 24%. Our Group revenue growth expectation for 2023 is low to mid-single digit, excluding OPM2 and the Strategic Review3 businesses.
5Comparative amounts have been revised, see note 1 of the condensed consolidated financial statements for further details.
6Comparative amounts have been restated to reflect the move between operating segments.

Assessment & Qualifications
In Assessment & Qualifications, sales increased 7% on an underlying basis and 12% on a headline basis. Adjusted operating profit increased 20% in underlying terms due to operating leverage on revenue growth and cost efficiencies partially offset by inflation and 28% in headline terms due to this, currency movements and portfolio changes.

Pearson VUE sales were up 12% in underlying terms as test volumes grew 22% versus the same period last year to 12.2m. Volume growth was driven by particularly good performance in the IT and healthcare segments, alongside the commencement of a number of new contracts.
In US Student Assessment, sales increased 4% in underlying terms driven by commencement of new contracts following new business wins.

In Clinical Assessment, sales increased 2% in underlying terms supported by good government funding and continued focus on health and wellbeing.

In UK and International Qualifications, sales increased 6% in underlying terms driven by price increases and good International growth.

Virtual Learning
In Virtual Learning, sales decreased 15% on an underlying basis and 4% on a headline basis due to currency movements and portfolio changes. Adjusted operating profit grew 72% in underlying terms due to efficiency improvements and phasing relating to contract closures in OPM and increased 236% in headline terms due to this, currency movements and portfolio changes.

Virtual Schools sales were down 2%, driven by enrolment declines for the 2022/23 academic year and lower district partnership renewals, offset by good retention rates and the return of a school that had previously left. New applications for the 2023/24 academic year are tracking well, but performance will be lower in the second half due to the previously cited loss of a larger partner school. Pearson will operate 45 schools in 29 states for the 2023/24 academic year.

We will be launching a new Connections Academy Career Pathways programme for middle and high school students which will deliver curated learning experiences in the fields of IT, Business, and Healthcare. These initiatives will launch in select Connections Academy schools in the 2023/24 school year, rolling out nationwide in following years. We have seen encouraging application trends in this programme to date.

In OPM, sales were down 69% on an underlying basis as expected.

Higher Education
In Higher Education, sales declined 2% on an underlying basis and increased 2% on a headline basis due to currency movements. Adjusted operating profit increased 25% in underlying terms driven primarily by cost efficiencies partially offset by trading and phasing related to amortisation and increased 75% in headline terms due to this and currency movements.

In the US, as expected, we saw a continuation of the trends observed in the Fall semester of the 2022/23 academic year, with a decline in enrolments and a loss of adoptions to non-mainstream publishers. Pearson+ performed well with 4.7m cumulative registered users and 938k paid subscriptions for the full academic year, the latter representing a c.200% increase compared to the prior year.

English Language Learning
In English Language Learning, sales were up 44% on an underlying basis and 51% on a headline basis due to currency movements and portfolio changes. Adjusted operating profit increased by 275% in underlying terms due to increased revenue partially offset by increased investment and increased 300% in headline terms due to this, currency movements and portfolio changes.

PTE volumes were up 76%. The strength of growth was heightened by comparison to a prior period in which global mobility had not fully resumed and supported by favourable migration policy in Australia. We also saw market share gains in India.

Within Institutional, performance was strong, with particularly good growth in LATAM and Middle East markets.

Our Online Self-Study business, Mondly, performed well, bringing new users to the Pearson ecosystem and demonstrating interconnectivity with other divisions. Paid subscriptions increased 41% versus the prior period driven by particularly strong growth in our MondlyWorks offering.

Workforce Skills
In Workforce Skills, sales were up 9% on an underlying basis and 10% on a headline basis. Adjusted operating profit decreased by 20% in underlying terms due to trading offset by investment in the business and decreased 25% in headline terms due to this and currency movements.

The Vocational Qualifications business grew by 7% in underlying terms. The Workforce Solutions business grew by 14% in underlying terms. Pearson has a broad reach of 1,556 enterprise clients in its Workforce Skills portfolio, up 12% on last year.

Strategic Review
Sales in businesses under strategic review declined 50% on an underlying basis, in line with expectations and were down 89% on a headline basis due to currency movements and portfolio changes.

FINANCIAL REVIEW

Operating result

Sales for the six months to 30 June 2023 increased on a headline basis by £91m or 5% from £1,788m for the six months to 30 June 2022 to £1,879m for the same period in 2023 and adjusted operating profit increased by £90m or 56% from £160m in the first half of 2022 to a profit of £250m in the first half of 2023 (for a reconciliation of this measure see note 2 to the condensed consolidated financial statements).

The headline basis simply compares the reported results for the six months to 30 June 2023 with those for the equivalent period in the prior year. We also present sales and profits on an underlying basis which excludes the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied, when relevant. Our portfolio change is calculated by excluding sales and profits made by businesses disposed in either 2022 or 2023 and by ensuring the contribution from acquisitions is comparable year on year. Portfolio changes mainly relate to the disposals of the Group’s interest in POLS, Pearson College and our international courseware local publishing business in India in 2023, the disposal of our international courseware local publishing businesses in Europe, French-speaking Canada, South Africa and Hong Kong in 2022, the acquisition of PDRI in 2023 and the acquisitions of Credly and Mondly in 2022.

On an underlying basis, sales increased by 4% in the first six months of 2023 compared to the equivalent period in 2022 and adjusted operating profit increased by 44%. Currency movements increased sales by £62m and adjusted operating profit by £14m, and portfolio changes decreased sales by £29m and increased adjusted operating profit by £4m. There were no new accounting standards adopted in the first half of 2023 that impacted sales or profits.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes charges for acquired intangible amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major restructuring and one off-costs related to the UK pension scheme. A summary of these adjustments is included below and in more detail in note 2 to the condensed consolidated financial statements.

all figures in £ millions	2023	2022	2022
	half year	half year	full year

Operating profit	219	148	271
Add back: Cost of major restructuring	-	-	150
Add back: Intangible charges	24	26	56
Add back: UK pension discretionary increase	-	-	3
Add back: Other net gains and losses	7	(14)	(24)
Adjusted operating profit	250	160	456

There is no cost of major restructuring in the first half of 2023. In H1 2022, there were no costs of major restructuring. In H2 2022, restructuring costs of £150m mainly related to staff redundancies and impairment of right of use property assets including the impact of updated assumptions related to the recoverability of right-of-use assets made in 2021.

Intangible amortisation charges to the end of June 2023 were £24m compared to a charge of £26m in the equivalent period in 2022. This is due to increased amortisation from recent acquisitions which is more than offset by a reduction in amortisation from intangible assets at the end of their useful life and recent disposals.

Other net gains and losses in 2023 relate largely to the gain on disposal of the POLS business and a gain resulting from the release of a provision related to a historical disposal, offset by losses on the disposal of Pearson College and costs related to current and prior year disposals and acquisitions. Other net gains and losses in the first half of 2022 largely related to the gain on disposal of the international courseware local publishing business in French-speaking Canada and a gain arising on a decrease in the deferred consideration payable on prior year acquisitions, offset by costs related to disposals and acquisitions.

The reported operating profit of £219m in the first half of 2023 compares to a profit of £148m in the first half of 2022. The increase in 2023 is mainly due to improved trading profits, partially offset by a net loss related to acquisitions and disposals compared to a net gain in the first half of 2022.

Due to seasonal bias in some of the Group’s businesses, Pearson typically makes a higher proportion of its profits and operating cash flows in the second half of the year.

Revision of prior year comparative figures

In H2 2022, the Group corrected an error related to the accounting treatment for certain investments in unlisted securities. The related accounting was corrected in the second half of 2022 and the impact of the correction and the prior year restatements are reflected in the 2022 Annual Report and Accounts. In these 2023 interim condensed consolidated financial statements, comparative 2022 half year line items have been corrected to reflect the change in accounting treatment. For the period to half year 2022, the restatement has resulted in an increase in statutory profit of £5m, comprising finance income of £6m and a tax charge of £1m. Other comprehensive income has decreased by £5m but total comprehensive income is unchanged. The impact on statutory earnings per share is an increase of 0.6p and the impact on diluted earnings per share is an increase 0.7p for the period to 30 June 2022. There is no impact to any adjusted measures, net assets, cash flows nor total equity. See note 1 to the Condensed Consolidated Financial Statements for further details.

Net finance costs

Net finance income decreased on a headline basis from £37m in the first half of 2022 to £17m in the same period in 2023. The decrease is primarily due to the release, in 2022, of £35m of interest recorded in respect of provisions for uncertain tax positions, partially offset by additional finance income in respect of retirement benefits.

Net interest payable reflected in adjusted earnings to 30 June 2023 was £12m, compared to a receivable of £18m in the first half of 2022. The difference is primarily due to the release, in 2022, of £35m of interest recorded in respect of provisions for uncertain tax positions.

Net finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the net finance costs (but not in our adjusted measure) are interest costs relating to acquisition or disposal transactions, fair value movements on investments classified as fair value through profit and loss, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition or disposal transactions is excluded from adjusted earnings as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange, fair value movements and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

In the period to 30 June 2023, the total of these items excluded from adjusted earnings was net income of £29m compared to net income of £19m in the first half of 2022. Net finance income relating to retirement benefits increased from £4m in the first half of 2022 to £13m in 2023 reflecting the comparative funding position of the plans at the beginning of each year and higher prevailing discount rates. Fair value gains on investments in unlisted securities are £5m in the first half of 2023 compared to £6m in 2022. In addition, there were similar gains on long-term interest rate hedges and an interest charge on tax provisions of £5m was recognised in 2022 in relation to the State Aid matter. For a reconciliation of the adjusted measure see note 3 to the condensed consolidated financial statements.

Taxation

The reported tax on statutory earnings for the six months to 30 June 2023 was a charge of £49m compared to a charge of £49m in the period to 30 June 2022. This equates to an effective tax rate of 20.8% (2022: 26.5%). The lower effective tax rate compared to the prior year is primarily due to a tax credit being recognised on the disposal of the POLS business.

The total adjusted tax charge for the period was £54m (2022: £9m), corresponding to an effective tax rate on adjusted profit before tax of 22.7% (2022: 5.1%). The higher effective rate compared to 2022 is primarily due to the 2022 release of tax risk provisions following the expiry of the statute of limitations in the US not recurring. For a reconciliation of the adjusted measure see notes 4 and 5 to the condensed consolidated financial statements.

In the first half of 2023, there was a net tax payment of £59m, principally relating to the US. In the six months to 30 June 2022 there was a net tax payment of £51m, also principally relating to the US.

UK legislation in relation to Pillar 2 was substantively enacted on 20 June 2023 and will be effective from 1 January 2024. An initial assessment on the impact of this legislation has been completed and this legislation is not expected to materially impact Pearson’s effective tax rate in future periods.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £166m at 30 June 2023 compares to a gain at 30 June 2022 of £334m. The loss in 2023 arises from an overall weakening of the currencies to which the Group is exposed and in particular the relative movement in the US dollar. A significant proportion of the Group’s operations are based in the US and the US dollar closing rate at 30 June 2023 was £1:$1.27 compared to the opening rate of £1:$1.21. At the end of June 2022, the US dollar rate was £1:$1.21 compared to the opening rate of £1:$1.35.

Also included in other comprehensive income at 30 June 2023 is an actuarial loss of £27m in relation to retirement benefit obligations. The loss arises largely from losses on assets and experience losses, partially offset by a decrease in liabilities driven by higher discount rates. The loss in 2023 compares to an actuarial gain at 30 June 2022 of £121m.

Fair value gains of £2m (2022: £19m) have been recognised in other comprehensive income and relate to movements in the value of investments in unlisted securities held at FVOCI.

In 2023, a gain of £122m was recycled from the currency translation reserve to the income statement in relation to the disposal of the POLS business. In 2022, a gain of £7m was recycled from the currency translation reserve to the income statement in relation to businesses disposed.

Cash flow and working capital

Our operating cash flow measure is used to align cash flows with our adjusted profit measures (see note 16 to the condensed consolidated financial statements). Operating cash flow increased on a headline basis by £70m from an inflow of £9m in the first half of 2022 to an inflow of £79m in the first half of 2023. The increase is largely explained by the drop-through of increased trading profits, and in particular the cost efficiency programme, as well as strong collections and portfolio changes.

The equivalent statutory measure, net cash generated from operations, was an inflow of £106m in 2023 compared to an inflow of £53m in 2022. Compared to operating cash flow, this measure includes restructuring costs but does not include regular dividends from associates. It also excludes capital expenditure on property, plant, equipment and software, and additions to right of use assets as well as disposal proceeds from the sale of property, plant, equipment and right of use assets (including the impacts of transfers to/from investment in finance lease receivable). In the first half of 2023, restructuring cash outflow was £46m compared to £13m in the same period in 2022.

In the first half of 2023, there was an overall decrease of £195m in cash and cash equivalents from £543m at the end of 2022 to £348m at 30 June 2023. The decrease in 2023 is primarily due to payments for the acquisition of subsidiaries of £173m, a net cash outflow on disposal of subsidiaries of £19m, dividends paid of £106m, own share purchases of £25m, tax paid of £59m, interest payments of £34m, capital expenditure on property, plant, equipment and software of £63m and payments of lease liabilities of £42m. These were offset by the cash inflow from operations of £106m and proceeds from borrowings of £220m.

Liquidity and capital resources

The Group’s net debt increased from £557m at the end of 2022 to £911m at the end of June 2023. The increase is largely due to cash outflows on acquisitions and disposals of subsidiaries, tax payments, dividend payments and capital expenditure, partially offset by positive operating cash flow.

At 30 June 2023, the Group had drawn £220m on its Revolving Credit Facility.

At 30 June 2023, the Group had approximately £0.8bn in total liquidity immediately available from cash and its Revolving Credit Facility maturing February 2026. In assessing the Group’s ability to continue as a going concern for the period until 31 December 2024, the Board analysed a variety of downside scenarios, including a severe but plausible scenario, where the Group is impacted by a combination of all principal risks from H2 2023, as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks continuing throughout 2024.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. Our UK Group pension plan has by far the largest defined benefit section. This plan has a strong funding position and a surplus with a very substantially de-risked investment portfolio including approximately 50% of the assets in buy-in contracts and no exposure to quoted equities. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits amounted to £23m in the period to 30 June 2023 (30 June 2022: £30m) of which a charge of £36m (30 June 2022: £34m) was reported in adjusted operating profit and income of £13m (30 June 2022: £4m) was reported against other net finance costs.

The overall surplus on UK Group pension plans of £574m at the end of 2022 has decreased to a surplus of £548m at the end of June 2023. The decrease has arisen principally due to the actuarial loss noted above in the other comprehensive income section. In total, our worldwide net position in respect of pensions and other post-retirement benefits decreased from a net asset of £520m at the end of 2022 to a net asset of £500m at the end of June 2023.

Businesses acquired

In March 2023, the Group completed the acquisition of 100% of the share capital of Personnel Decisions Research Institutes, LLC (‘PDRI’) for cash consideration of £152m ($187m). There is no contingent or deferred consideration. Net assets acquired of £91m were recognised on the Group’s balance sheet including £117m of acquired intangible assets. Goodwill of £61m was also recognised in relation to the acquisition.

The cash outflow in 2023 relating to acquisitions of subsidiaries was £173m. In addition, there was a cash outflow relating to the acquisition of associates of £5m and investments of £6m.

The cash outflow in 2022 relating to acquisitions of subsidiaries was £221m arising primarily from the acquisitions of Credly and Mondly. In addition, there was a cash outflow relating to the acquisition of associates of £4m and investments of £4m.

Businesses disposed

In June 2023, the Group disposed of its interests in its POLS businesses in the US, UK, Australia and India. The business disposed excludes Pearson’s contract with ASU. The consideration to be received is deferred and comprises a 27.5% share of positive adjusted EBITDA in each calendar year for 6 years and 27.5% of the proceeds received by the purchaser in relation to any future monetization event. The consideration has been valued at £12m and a pre-tax gain on disposal of £17m has been recognised. In addition, a gain of £9m has been recognised which arises from the release of a provision related to a historical disposal and £24m of losses arose from other immaterial disposals and costs related to previous disposals.

The cash outflow in the first half of 2023 relating to the disposal of businesses was £19m mainly relating to the disposal of POLS and Pearson College. In 2022, the cash inflow from disposals of £108m mainly related to the disposal of ERPI and the receipt of deferred proceeds from the US K12 Courseware sale in 2019.

In addition, proceeds of £3m (2022 FY: £17m) were received in relation to the disposal of investments.

Dividends

The dividend accounted for in the six months to 30 June 2023 is the final dividend in respect of 2022 of 14.9p. An interim dividend for 2023 of 7p was declared by the Board in July 2023 and will be accounted for in the second half of 2023.

Share buyback

On 28 April 2023, the Group announced its intention to commence a £300m share buyback programme in Q3 of 2023 in order to return capital to shareholders. In the period to 30 June 2023, no shares have been bought back, and no formal commitments have been made.

Principal risks and uncertainties

In the 2022 Annual Report and Accounts (and the US Form 20-F for 2022), we set out our assessment of the principal risk issues that face the business under the categories: accreditation risk, capability risk, competitive marketplace, content and channel risk, customer expectations, portfolio change, and reputation and responsibility.

We also noted in our 2022 Annual Report and Accounts that the Group continues to closely monitor significant near-term and emerging risks which have been identified as climate transition, COVID-19, inflation, recession, supply chain, tax and the war in Ukraine.

The principal risks and uncertainties are summarised below. The selection of principal risks will be reviewed in the second half of the year alongside the Group’s long-term strategic planning process. However, these risks have not changed materially from those detailed in the 2022 Annual Report (and the US Form 20-F for 2022).

Accreditation Risk

Termination of accreditation due to policy changes or failure to maintain the accreditation of our courses and assessments by states, countries, and professional associations, reducing their eligibility for funding or attractiveness to learners.

Capability Risk

Inability to meet our contractual obligations or to transform as required by our strategy due to infrastructure or organisational challenges.

Competitive Marketplace

Significant changes in our target markets could make those markets less attractive. This could be due to significant changes in demand or in supply which impact the addressable market, market share and margins (e.g. changes in enrolments, insourcing of learning and assessment by customers, open educational resources, a shift from in person to virtual or vice versa or innovations in areas such as generative AI).

Content and Channel Risk

Inability to demonstrate differentiated content compared to freely available alternatives (such as generative AI) and/or failure to select appropriate content and delivery channels to conveniently deliver anticipated learning, resulting in loss of sales.

Customer Expectations

Rising end-user expectations increase the need to offer differentiated value propositions, risking margin pressure to meet these expectations and potential loss of sales if not successful.

Portfolio Change

Failure to effectively execute desired or required portfolio changes to promote scale or capability and increase focus on key divisional and geographic markets, due to either execution failures or inability to secure transactions at appropriate valuations.

Reputation and Responsibility

The risk of serious reputational harm through failure to meet obligations to key stakeholders. These include legal and regulatory requirements, the possibility of serious unethical behaviour and serious breaches of customer trust.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2023

all figures in £ millions	note	2023	2022	2022
		half year	half year1	full year

Continuing operations

Sales	2	1,879	1,788	3,841
Cost of goods sold		(960)	(963)	(2,046)
Gross profit		919	825	1,795

Operating expenses		(688)	(690)	(1,549)
Other net gains and losses	2	(7)	14	24
Share of results of joint ventures and associates		(5)	(1)	1
Operating profit	2	219	148	271

Finance costs	3	(36)	(8)	(71)
Finance income	3	53	45	123
Profit before tax	4	236	185	323
Income tax	5	(49)	(49)	(79)
Profit for the period		187	136	244

Attributable to:
Equity holders of the company		186	136	242
Non-controlling interest		1	-	2

Earnings per share from continuing operations (in pence per share)
Basic	6	26.1p	18.1p	32.8p
Diluted	6	25.9p	18.1p	32.6p

1. Comparative balances have been restated – see note 1 for further details.

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2023

all figures in £ millions	2023	2022	2022
	half year	half year1	full year

Profit for the period	187	136	244

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	(166)	334	330
Currency translation adjustment on disposals	(122)	(7)	(5)
Attributable tax	1	-	4

Items that are not reclassified to the income statement
Fair value gain on other financial assets	2	19	18
Attributable tax	-	-	1

Remeasurement of retirement benefit obligations	(27)	121	54
Attributable tax	7	(30)	(12)
Other comprehensive (expense) / income	(305)	437	390
Total comprehensive (expense) / income	(118)	573	634

Attributable to:
Equity holders of the company	(118)	572	630
Non-controlling interest	-	1	4

1. Comparative balances have been restated – see note 1 for further details.

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2023

all figures in £ millions	note	2023	2022	2022
		half year	half year	full year

Property, plant and equipment		226	292	250
Investment property		60	72	60
Intangible assets	10	3,126	3,214	3,177
Investments in joint ventures and associates		17	24	25
Deferred income tax assets		27	41	57
Financial assets – derivative financial instruments		41	33	43
Retirement benefit assets		554	652	581
Other financial assets		138	120	133
Income tax assets		41	41	41
Trade and other receivables		138	143	139
Non-current assets		4,368	4,632	4,506

Intangible assets – product development		947	932	975
Inventories		110	103	105
Trade and other receivables		1,060	1,207	1,139
Financial assets – derivative financial instruments		17	1	16
Current income tax assets		10	2	9
Cash and cash equivalents (excluding overdrafts)		355	392	558
Current assets		2,499	2,637	2,802

Assets classified as held for sale	13	15	201	16
Total assets		6,882	7,470	7,324

Financial liabilities – borrowings		(1,308)	(1,151)	(1,144)
Financial liabilities – derivative financial instruments		(43)	(44)	(54)
Deferred income tax liabilities		(31)	(96)	(37)
Retirement benefit obligations		(54)	(61)	(61)
Provisions for other liabilities and charges		(14)	(9)	(14)
Other liabilities		(80)	(123)	(120)
Non-current liabilities		(1,530)	(1,484)	(1,430)

Trade and other liabilities		(1,020)	(1,234)	(1,254)
Financial liabilities – borrowings		(75)	(150)	(86)
Financial liabilities – derivative financial instruments		(5)	(10)	(11)
Current income tax liabilities		(27)	(30)	(43)
Provisions for other liabilities and charges		(37)	(28)	(85)
Current liabilities		(1,164)	(1,452)	(1,479)

Liabilities classified as held for sale	13	-	(42)	-
Total liabilities		(2,694)	(2,978)	(2,909)

Net assets		4,188	4,492	4,415

Share capital		179	185	179
Share premium		2,635	2,628	2,633
Treasury shares		(20)	(22)	(15)
Reserves		1,381	1,690	1,605
Total equity attributable to equity holders of the company		4,175	4,481	4,402
Non-controlling interest		13	11	13
Total equity		4,188	4,492	4,415

The condensed consolidated financial statements were approved by the Board on 30 July 2023.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2023

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2023 half year
At 1 January 2023	179	2,633	(15)	28	(13)	709	881	4,402	13	4,415
Profit for the period	-	-	-	-	-	-	186	186	1	187
Other comprehensive income / (expense)	-	-	-	-	2	(287)	(19)	(304)	(1)	(305)
Total comprehensive income / (expense)	-	-	-	-	2	(287)	167	(118)	-	(118)
Equity-settled transactions	-	-	-	-	-	-	20	20	-	20
Issue of ordinary shares	-	2	-	-	-	-	-	2	-	2
Buyback of equity	-	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	(25)	-	-	-	-	(25)	-	(25)
Release of treasury shares	-	-	20	-	-	-	(20)	-	-	-
Transfer of gain on disposal of FVOCI investment	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	(106)	(106)	-	(106)
At 30 June 2023	179	2,635	(20)	28	(11)	422	942	4,175	13	4,188

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2023

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve1	Translation reserve	Retained earnings1	Total	Non-controlling interest	Total equity

2022 half year
At 1 January 2022	189	2,626	(12)	18	(4)	386	1,067	4,270	10	4,280
Profit for the period	-	-	-	-	-	-	136	136	-	136
Other comprehensive income / (expense)	-	-	-	-	19	326	91	436	1	437
Total comprehensive income / (expense)	-	-	-	-	19	326	227	572	1	573
Equity-settled transactions	-	-	-	-	-	-	18	18	-	18
Issue of ordinary shares	-	2	-	-	-	-	-	2	-	2
Buyback of equity	(4)	-	-	4	-	-	(250)	(250)	-	(250)
Purchase of treasury shares	-	-	(24)	-	-	-	-	(24)	-	(24)
Release of treasury shares	-	-	14	-	-	-	(14)	-	-	-
Transfer of gain on disposal of FVOCI investment	-	-	-	-	(27)	-	27	-	-	-
Dividends	-	-	-	-	-	-	(107)	(107)	-	(107)
At 30 June 2022	185	2,628	(22)	22	(12)	712	968	4,481	11	4,492

1.
Comparative balances have been restated – see note 1 for further details.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2023

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2022 full year
At 1 January 2022	189	2,626	(12)	18	(4)	386	1,067	4,270	10	4,280
Profit for the period	-	-	-	-	-	-	242	242	2	244
Other comprehensive income / (expense)	-	-	-	-	18	323	47	388	2	390
Total comprehensive income / (expense)	-	-	-	-	18	323	289	630	4	634
Equity-settled transactions	-	-	-	-	-	-	38	38	-	38
Tax on equity-settled transactions	-	-	-	-	-	-	3	3	-	3
Issue of ordinary shares	-	7	-	-	-	-	-	7	-	7
Buyback of equity	(10)	-	-	10	-	-	(353)	(353)	-	(353)
Purchase of treasury shares	-	-	(37)	-	-	-	-	(37)	-	(37)
Release of treasury shares	-	-	34	-	-	-	(34)	-	-	-
Transfer of gain on disposal of FVOCI investment	-	-	-	-	(27)	-	27	-	-	-
Dividends	-	-	-	-	-	-	(156)	(156)	(1)	(157)
At 31 December 2022	179	2,633	(15)	28	(13)	709	881	4,402	13	4,415

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2023

all figures in £ millions	note	2023	2022	2022
		half year	half year	full year

Cash flows from operating activities
Profit before tax1		236	185	323
Net finance costs1		(17)	(37)	(52)
Depreciation and impairment – PPE & investment property		38	42	136
Amortisation and impairment – software		64	60	125
Amortisation and impairment – acquired intangible assets		24	26	54
Other net gains and losses		7	(14)	(24)
Product development capital expenditure		(144)	(151)	(357)
Product development amortisation		137	136	303
Share-based payment costs		19	18	35
Change in inventories		(9)	(34)	(34)
Change in trade and other receivables		(20)	14	33
Change in trade and other liabilities		(187)	(197)	(84)
Change in provisions for other liabilities and charges		(45)	(11)	50
Other movements		3	16	19
Net cash generated from operations		106	53	527
Interest paid		(34)	(35)	(57)
Tax paid		(59)	(51)	(109)
Net cash generated from / (used in) operating activities		13	(33)	361
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	11	(173)	(221)	(228)
Acquisition of joint ventures and associates		(5)	(4)	(5)
Purchase of investments		(6)	(4)	(12)
Purchase of property, plant and equipment		(16)	(21)	(57)
Purchase of intangible assets		(47)	(46)	(90)
Disposal of subsidiaries, net of cash disposed	12	(19)	108	333
Proceeds from sale of investments		3	-	17
Proceeds from sale of property, plant and equipment		1	14	14
Lease receivables repaid including disposals		8	9	18
Interest received		10	11	22
Dividends received from joint ventures and associates		-	2	1
Net cash (used in) / generated from investing activities		(244)	(152)	13
Cash flows from financing activities
Proceeds from issue of ordinary shares		2	2	7
Buyback of equity		-	(141)	(353)
Purchase of treasury shares		(25)	(24)	(37)
Repayment of borrowings		-	(95)	(171)
Proceeds from borrowings		220	-	-
Repayment of lease liabilities		(42)	(48)	(93)
Dividends paid to company’s shareholders		(106)	(107)	(156)
Dividends paid to non-controlling interest		-	-	(1)
Net cash generated from / (used in) financing activities		49	(413)	(804)
Effects of exchange rate changes on cash and cash equivalents		(13)	53	36
Net decrease in cash and cash equivalents		(195)	(545)	(394)
Cash and cash equivalents at beginning of period		543	937	937
Cash and cash equivalents at end of period		348	392	543
1.
Comparative balances have been restated – see note 1 for further details.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority and in accordance with UK-adopted IAS 34 ‘Interim Financial Reporting’. The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2022, which were prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 and in accordance with IFRSs as issued by the International Accounting Standards Board (IASB). In respect of accounting standards applicable to the Group, there is no difference between UK-adopted IASs and IFRSs as issued by the IASB.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2022 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value.

No new standards and interpretations that apply to annual reporting periods beginning on or after 1 January 2023 have had a material impact on the financial position of the Group.

In assessing the Group’s ability to continue as a going concern for the period until 31 December 2024, the Board analysed a variety of downside scenarios, including a severe but plausible scenario, where the Group is impacted by a combination of all principal risks from H2 2023, as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks continuing throughout 2024.

At 30 June 2023, the Group had available liquidity of c£0.8bn, comprising central cash balances and the undrawn element of its $1bn Revolving Credit Facility (RCF) maturing February 2026. Even under a severe downside case, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise.

The directors have confirmed that they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the assessment period to 31 December 2024. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2022 Annual Report.

In 2023, the Group disposed of its interests in its POLS business. Whether the associated results and cash flows of the POLS businesses should be classified and presented as discontinued operations is a significant judgement. The Group's judgement is that the results and cash flows of the POLS business should not be classified and presented as discontinued operations on the basis that the business disposed of does not constitute a separate major line of business or geographical area of operations, and the cashflows related to one of the large contracts within the business are being retained. The POLS business is within the Virtual Learning segment and represent £93m of sales for the period ended 30 June 2023 out of the total sales in the Virtual Learning segment of £373m.  If the Group had concluded that this business represented discontinued operations, its results and the related gain on disposal would not have been included within each of the continuing operations income statement lines. Profit for the period from continuing operations would have been £14m lower and this amount would have been separately presented as profit for the period from discontinued operations as a single line item. Adjusted operating profit would be unchanged.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

1. Basis of preparation continued

The financial information for the year ended 31 December 2022 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2022 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006. The condensed consolidated financial statements and related notes for the six months to 30 June 2023 are unaudited but have been reviewed by the auditors and their review opinion is included at the end of these interim financial statements.
Comparative period revisions

Investments in unlisted securities

In 2022, the Group identified an error related to the classification of certain investments in unlisted securities as fair value through other comprehensive income rather than fair value through profit and loss. The investments are held within other financial assets on the balance sheet. The related accounting was corrected in the second half of 2022 and the impact of the correction and the prior year restatements are reflected in the 2022 Annual Report and Accounts. In these 2023 interim condensed consolidated financial statements, comparative 2022 half year line items have been corrected to reflect the change in accounting treatment. The fair value movements are now recorded within finance income in the income statement, rather than within other comprehensive income. All impacted primary statements and related notes have been restated.

For the period to half year 2022, the restatement has resulted in an increase in statutory profit of £5m, comprising finance income of £6m and a tax charge of £1m. Other comprehensive income has decreased by £5m but total comprehensive income is unchanged. The impact on statutory earnings per share is an increase of 0.6p and the impact on diluted earnings per share is an increase 0.7p for the period to 30 June 2022. Opening retained earnings at 1 January 2022 have increased by £37m and closing retained earnings have increased by £43m and equivalent decreases have been recorded to the opening and closing fair value reserve.

The restatement has no impact on the carrying amount of other financial assets on the balance sheet and has no impact on reported net assets, cash flows or total equity. The fair value movements in the income statement are excluded from adjusted earnings, as described in note 3. There is no impact to any adjusted measures.

Operating segments

In the second half of 2022, some of the businesses from the Strategic Review division were disposed of (see note 12) and the decision was made to retain the English-speaking Canadian and Australian K12 courseware businesses. Both of these businesses have been transferred from the Strategic Review division to Assessment & Qualifications. Comparative figures for half year 2022 have been restated to reflect this move between segments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

2. Segment information

The Group has five main global business divisions, which are each considered separate operating segments for management and reporting purposes. These five divisions are Assessment & Qualifications, Virtual Learning, English Language Learning, Higher Education and Workforce Skills. In addition, the International Courseware local publishing businesses, most of which were disposed in 2022 with the remainder being wound down, are being managed as a separate division, known as Strategic Review.

In the second half of 2022, some of the businesses from the Strategic Review division were disposed of and the decision was made to retain the English-speaking Canadian and Australian K12 courseware businesses. Both of these businesses were transferred from the Strategic Review division to the Assessment & Qualifications division to reflect a change in reporting lines. Comparative figures for half year 2022 have been restated to reflect the move between segments, resulting in £13m of sales and £1m of adjusted operating losses being transferred from the Strategic Review division to the Assessment & Qualifications division at the 2022 half year.

all figures in £ millions	2023	2022	2022
	half year	half year	full year

Sales
Assessment & Qualifications	796	710	1,444
Virtual Learning	373	390	820
English Language Learning	184	122	321
Workforce Skills	140	127	204
Higher Education	379	373	898
Strategic Review	7	66	154
Total sales	1,879	1,788	3,841

Adjusted operating profit
Assessment & Qualifications	174	136	258
Virtual Learning	47	14	70
English Language Learning	8	(4)	25
Workforce Skills	21	28	(3)
Higher Education	(1)	(4)	91
Strategic Review	1	(10)	15
Total adjusted operating profit	250	160	456

There were no material inter-segment sales.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

2. Segment information continued

The Group derived revenue from the transfer of goods and services over time and at a point in time in the following major product lines:

all figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total

	2023 half year
Courseware
Products transferred at a point in time	30	-	51	1	108	7	197
Products and services transferred over time	10	-	5	-	268	-	283
	40	-	56	1	376	7	480
Assessments
Products transferred at a point in time	96	-	3	11	-	-	110
Products and services transferred over time	660	-	103	105	-	-	868
	756	-	106	116	-	-	978
Services
Products transferred at a point in time	-	-	11	-	-	-	11
Products and services transferred over time	-	373	11	23	3	-	410
	-	373	22	23	3	-	421

Total sales	796	373	184	140	379	7	1,879

	2022 half year
Courseware
Products transferred at a point in time	27	-	41	1	92	60	221
Products and services transferred over time	14	-	8	-	278	3	303
	41	-	49	1	370	63	524
Assessments
Products transferred at a point in time	80	-	4	10	-	-	94
Products and services transferred over time	589	-	55	94	-	-	738
	669	-	59	104	-	-	832
Services
Products transferred at a point in time	-	-	10	-	-	-	10
Products and services transferred over time	-	390	4	22	3	3	422
	-	390	14	22	3	3	432

Total sales	710	390	122	127	373	66	1,788

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

2. Segment information continued
all figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total

	2022 full year
Courseware
Products transferred at a point in time	64	-	110	2	302	148	626
Products and services transferred over time	21	-	25	-	588	6	640
	85	-	135	2	890	154	1,266
Assessments
Products transferred at a point in time	169	-	5	14	-	-	188
Products and services transferred over time	1,190	-	138	142	-	-	1,470
	1,359	-	143	156	-	-	1,658
Services
Products transferred at a point in time	-	-	29	-	-	-	29
Products and services transferred over time	-	820	14	46	8	-	888
	-	820	43	46	8	-	917

Total sales	1,444	820	321	204	898	154	3,841

Adjusted operating profit is one of the Group’s key business performance measures. The measure includes the operating profit from the total business but excludes charges for acquired intangibles amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major restructuring and one-off costs related to the UK pension scheme.

Cost of major restructuring – In August 2022, the Group announced a major restructuring programme to run in 2022. Restructuring costs of £150m in 2022 mainly related to staff redundancies and impairment of right of use property assets including the impact of updated assumptions related to the recoverability of right-of-use assets made in 2021. There is no cost of major restructuring in the first half of 2023.

Intangible charges – These represent charges relating to intangibles acquired through business combinations. These charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in the first half of 2023 were £24m compared to a charge of £26m in the equivalent period in 2022.

UK pension discretionary increases - Charges in 2022 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis.

Other net gains and losses – These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit as they distort the performance of the Group as reported on a statutory basis. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses in 2023 relate largely to the gain on disposal of the POLS business and a gain related to the release of a provision related to a historical acquisition, offset by losses on the disposal of Pearson College and costs related to current and prior year disposals and acquisitions. Other net gains and losses in the first half of 2022 largely related to the gain on disposal of the international courseware local publishing business in French-speaking Canada and a gain arising on a decrease in the deferred consideration payable on prior year acquisitions, offset by costs related to disposals and acquisitions.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

2. Segment information continued

Adjusted operating profit should not be regarded as a complete picture of the Group’s financial performance. For example, adjusted operating profit includes the benefits of major restructuring programmes but excludes the significant associated costs, and adjusted operating profit excludes costs related to acquisitions, and the amortisation of intangibles acquired in business combinations, but does not exclude the associated revenues. The Group’s definition of adjusted operating profit may not be comparable to other similarly titled measures reported by other companies.

The following table reconciles adjusted operating profit to operating profit for each of our operating segments:

all figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total
2023 half year
Adjusted operating profit / (loss)	174	47	8	21	(1)	1	250
Cost of major restructuring	-	-	-	-	-	-	-
Intangible charges	(6)	(6)	(5)	(5)	(2)	-	(24)
UK Pension discretionary increases	-	-	-	-	-	-	-
Other net gains and losses	(1)	17	5	(17)	-	(11)	(7)
Operating profit / (loss)	167	58	8	(1)	(3)	(10)	219
2022 half year
Adjusted operating profit / (loss)	136	14	(4)	28	(4)	(10)	160
Cost of major restructuring	-	-	-	-	-	-	-
Intangible charges	(7)	(10)	(2)	(5)	(2)	-	(26)
UK Pension discretionary increases	-	-	-	-	-	-	-
Other net gains and losses	-	-	(3)	4	-	13	14
Operating profit / (loss)	129	4	(9)	27	(6)	3	148
2022 full year
Adjusted operating profit / (loss)	258	70	25	(3)	91	15	456
Cost of major restructuring	(39)	(29)	(11)	(7)	(63)	(1)	(150)
Intangible charges	(14)	(21)	(6)	(12)	(3)	-	(56)
UK Pension discretionary increases	(1)	(1)	-	-	(1)	-	(3)
Other net gains and losses	(2)	(2)	(11)	-	-	39	24
Operating profit / (loss)	202	17	(3)	(22)	24	53	271

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

3. Net finance costs

all figures in £ millions	2023	2022	2022
	half year	half year1	full year

Net finance income	17	37	52
Net finance income in respect of retirement benefits	(13)	(4)	(9)
Interest on deferred and contingent consideration	2	1	5
Fair value movements on investments held at FVTPL	(5)	(6)	(28)
Net foreign exchange gains	(4)	(1)	(1)
Derivatives not in a hedge relationship	(9)	(14)	(25)
Interest on tax provisions	-	5	5
Net interest (payable) / receivable reflected in adjusted earnings	(12)	18	(1)

Analysed as:
Finance costs	(36)	(8)	(71)
Finance income	53	45	123
Net finance income	17	37	52

1.
Comparative balances have been restated – see note 1 for further details.

Net interest payable is the finance cost measure used in calculating adjusted earnings. The above table reconciles net finance income to net interest payable.

Net finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also excluded are interest costs relating to acquisition or disposal transactions, fair value movements on investments classified as FVTPL, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition or disposal transactions is excluded from adjusted earnings as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group.

Foreign exchange, fair value movements and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

4. Profit before tax

all figures in £ millions	note	2023	2022	2022
		half year	half year1	full year

Profit before tax		236	185	323
Cost of major restructuring	2	-	-	150
Other net gains and losses	2	7	(14)	(24)
Intangible charges	2	24	26	56
UK Pensions discretionary increases	2	-	-	3
Other net finance income	3	(29)	(19)	(53)
Adjusted profit before tax		238	178	455

1.
Comparative balances have been restated – see note 1 for further details.

5. Income tax

all figures in £ millions	2023	2022	2022
	half year	half year1	full year

Income tax charge	(49)	(49)	(79)
Tax benefit on cost of major restructuring	-	-	(37)
Tax charge / (benefit) on other net gains and losses	(8)	34	10
Tax benefit on intangible charges	(6)	(6)	(11)
Tax benefit on UK Pensions discretionary increases	-	-	(1)
Tax charge on other net finance income	7	4	13
Tax amortisation benefit on goodwill and intangibles	2	7	16
Tax charge / (benefit) on UK tax rate change	-	1	(1)
Other tax items	-	-	19
Adjusted income tax charge	(54)	(9)	(71)

Tax rate reflected in statutory earnings	20.8%	26.5%	24.5%
Tax rate reflected in adjusted earnings	22.7%	5.1%	15.6%

1.
Comparative balances have been restated – see note 1 for further details.

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see note 4). The tax credit on other net gains and losses of £8m is primarily due to tax credit being recognised on the disposal of the POLS business. The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

6. Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

all figures in £ millions	2023	2022	2022
	half year	half year1	full year

Earnings for the period	187	136	244
Non-controlling interest	(1)	-	(2)
Earnings attributable to equity shareholders	186	136	242

Weighted average number of shares (millions)	714.0	750.3	738.1
Effect of dilutive share options (millions)	5.0	2.6	3.9
Weighted average number of shares (millions) for diluted earnings	719.0	752.9	742.0

Earnings per share
Basic	26.1p	18.1p	32.8p
Diluted	25.9p	18.1p	32.6p

1.
Comparative balances have been restated – see note 1 for further details.

7. Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables users of the accounts to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major restructuring programmes and certain other items that are also not representative of underlying performance (see notes 2, 3, 4 and 5 for further information and reconciliation to equivalent statutory measures).

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown in the tables below and in notes 2, 3, 4 and 5.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	UK Pension discretionary increases	Other net finance costs	Other tax items	Adjusted income statement

	2023 half year
Operating profit / (loss)	2	219	-	7	24	-	-	-	250
Net finance income / (costs)	3	17	-	-	-	-	(29)	-	(12)
Profit / (loss) before tax	4	236	-	7	24	-	(29)	-	238
Income tax	5	(49)	-	(8)	(6)	-	7	2	(54)
Profit / (loss) for the year		187	-	(1)	18	-	(22)	2	184
Non-controlling interest		(1)	-	-	-	-	-	-	(1)
Earnings / (loss)		186	-	(1)	18	-	(22)	2	183

Weighted average number of shares (millions)									714.0
Weighted average number of shares (millions) for diluted earnings									719.0

Adjusted earnings per share (basic)									25.6p
Adjusted earnings per share (diluted)									25.5p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement1	Cost of major restructuring	Other net gains and losses	Intangible charges	UK Pension discretionary increases	Other net finance costs1	Other tax items	Adjusted income statement

	2022 half year
Operating profit / (loss)	2	148	-	(14)	26	-	-	-	160
Net finance costs	4	37	-	-	-	-	(19)	-	18
Profit / (loss) before tax	5	185	-	(14)	26	-	(19)	-	178
Income tax	6	(49)	-	34	(6)	-	4	8	(9)
Profit / (loss) for the year		136	-	20	20	-	(15)	8	169
Non-controlling interest		-	-	-	-	-	-	-	-
Earnings / (loss)		136	-	20	20	-	(15)	8	169

Weighted average number of shares (millions)									750.3
Weighted average number of shares (millions) for diluted earnings									752.9

Adjusted earnings per share (basic)									22.5p
Adjusted earnings per share (diluted)									22.4p

1.
Comparative balances have been restated – see note 1 for further details.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	UK Pension discretionary increases	Other net finance costs	Other tax items	Adjusted income statement

	2022 full year
Operating profit / (loss)	2	271	150	(24)	56	3	-	-	456
Net finance costs	4	52	-	-	-	-	(53)	-	(1)
Profit / (loss) before tax	5	323	150	(24)	56	3	(53)	-	455
Income tax	6	(79)	(37)	10	(11)	(1)	13	34	(71)
Profit / (loss) for the year		244	113	(14)	45	2	(40)	34	384
Non-controlling interest		(2)	-	-	-	-	-	-	(2)
Earnings / (loss)		242	113	(14)	45	2	(40)	34	382

Weighted average number of shares (millions)									738.1
Weighted average number of shares (millions) for diluted earnings									742.0

Adjusted earnings per share (basic)									51.8p
Adjusted earnings per share (diluted)									51.5p

8. Dividends

all figures in £ millions	2023	2022	2022
	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	106	107	156

The directors are declaring an interim dividend of 7p per equity share, payable on 18 September 2023 to shareholders on the register at the close of business on 11 August 2023. This interim dividend, which will absorb an estimated £50m of shareholders’ funds, has not been included as a liability as at 30 June 2023.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

9. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2023	2022	2022
	half year	half year	full year

Average rate for profits	1.24	1.30	1.24
Period end rate	1.27	1.21	1.21

10. Non-current intangible assets

all figures in £ millions	2023	2022	2022
	half year	half year	full year

Goodwill	2,441	2,470	2,480
Other intangibles	685	744	697
Non-current intangible assets	3,126	3,214	3,177

In 2023, business combinations resulted in the recognition of additional goodwill of £61m and intangible assets of £117m (see note 11 for further details).

In 2023, business disposals resulted in the disposal of £53m of intangible assets (see note 12 for further details). A relative value method was used to allocate goodwill to the disposed business in the Virtual Learning CGU aggregation, the result of this was that no goodwill was allocated to the disposed business.

Other movements in the goodwill balance relate to foreign exchange differences and in the intangibles balance relate to amortisation and foreign exchange differences.

At half year 2022, the table above excludes goodwill and intangible assets of £75m which were classified as held for sale, and subsequently disposed in H2 2022.

The Group has assessed its remaining goodwill and intangibles for impairment triggers and concluded that a full goodwill impairment review is not required at 30 June 2023.

The 2022 Annual Report sets out the key assumptions by segment. The discount rate, perpetuity growth rate and other assumptions used in the impairment review, and the sensitivity to changes in those assumptions remain broadly the same as the position outlined in the 2022 Annual Report.

There were no significant impairments to acquisition related or other intangibles in the first half of 2023 or 2022.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

11. Business Combinations

On 22 March 2023, the Group acquired 100% of the share capital of Personnel Decisions Research Institutes, LLC (‘PDRI’) for cash consideration of £152m ($187m). PDRI is a provider of workforce assessment services and has significant expertise in providing assessment solutions to the U.S. federal government. It will form part of the Assessment & Qualifications division. There is no contingent or deferred consideration. Net assets acquired of £91m were recognised on the Group’s balance sheet including £117m of acquired intangible assets mainly relating to customer relationships and contracts, and technology that will be amortised over periods up to 15 years.

This transaction has resulted in the recognition of £61m of goodwill, which represents the expected growth, the workforce and know-how acquired and the anticipated synergies, none of which can be recognised as separate intangible assets. The goodwill is not deductible for tax purposes.

On 28 January 2022, the Group acquired 100% of the share capital in Credly Inc (Credly), having previously held a 19.9% interest in the company. Total consideration was £149m comprising upfront cash consideration of £107m, Pearson’s existing interest valued at £31m and £11m of deferred consideration. The deferred consideration is payable in two years, with additional amounts being payable if certain revenue and non-financial targets are met, and dependent on continuing employment, and therefore these additional amounts will be expensed over the period and are not treated as consideration.

On 28 April 2022, the Group acquired 100% of the share capital of ATI STUDIOS A.P.P.S S.R.L (Mondly). Total consideration was £135m comprising upfront cash consideration of £105m, and deferred consideration of £30m. The deferred consideration is payable over the next two years with no performance conditions attached. In addition, a further $29.6m (c£24m) of cash and $10m (c£8m) in shares will be paid over the next four years, dependent on continuing employment, and therefore these additional amounts will be expensed over the period and are not treated as consideration.

In 2022, the Group also made two smaller acquisitions in the period for total consideration of £11m.

Details of the fair values of the assets acquired and the consideration are shown in the table below. Amounts for 2023 are provisional as management finalise reviews of the asset valuations, which have been carried out by a third party specialist.

all figures in £ millions	2023	2022	2022
	half year	half year	full year

Intangible assets	117	109	110
Deferred tax assets	-	8	8
Trade and other receivables	8	9	8
Cash and cash equivalents	4	13	13
Trade and other liabilities	(7)	(26)	(26)
Deferred tax liabilities	(31)	(22)	(22)
Net assets acquired	91	91	91
Goodwill	61	204	204
Total	152	295	295

Satisfied by:
Cash consideration	152	223	223
Deferred and contingent consideration	-	41	41
Fair value of existing investment	-	31	31
Total consideration	152	295	295

PDRI generated revenues of £8m and a profit after tax of £1m for the period from acquisition date to 30 June 2023. If the acquisitions had occurred on 1 January 2023, the Group’s revenue would have been £7m higher and the profit after tax would have been £2m higher. In 2023, total acquisition costs incurred in respect of current year and prior year acquisitions were £9m (2022: £8m). In 2022, there was also a gain arising on a decrease in the deferred consideration payable on a prior year acquisition.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

11. Business Combinations continued

The net cash outflow relating to acquisitions in the period is shown in the table below including £21m (2022: £7m) relating to deferred payments for prior year acquisitions.

all figures in £ millions	2023	2022	2022
	half year	half year	full year

Cash – current year acquisitions	(152)	(223)	(223)
Cash and cash equivalents acquired	4	13	13
Deferred payments for prior year acquisitions	(21)	(7)	(10)
Acquisition costs paid	(4)	(4)	(8)
Net cash outflow on acquisitions	(173)	(221)	(228)

In addition, the Group paid £5m (2022: £4m) in respect of its associate Academy of Pop. The payment related to the Group’s initial capital contribution that had not yet been paid as at 31 December 2022.

12. Disposals and business closures
On 30 June 2023, the Group disposed of its interests in its POLS businesses in the US, UK, Australia and India. The business disposed excludes Pearson’s contract with ASU. The consideration to be received is deferred and comprises a 27.5% share of positive adjusted EBITDA in each calendar year for 6 years and 27.5% of the proceeds received by the purchaser in relation to any future monetisation event. The consideration has been valued at £12m and a pre-tax gain on disposal of £17m has been recognised. In addition, a gain of £9m has been recognised which arises from the release of a provision related to a historical disposal and £24m of losses arose from other immaterial disposals and costs related to previous disposals.

In 2022, the Group disposed of its interests in the Canadian educational publisher (ERPI), Pearson Italia S.p.A, Stark Verlag GmbH, Austin Education (Hong Kong) Limited, Pearson South Africa (Pty) Ltd and various other South African companies. Total cash consideration received was £287m resulting in a pre-tax gain on disposal of £42m. £5m of losses arose from other immaterial disposals and costs related to the wind-down of certain businesses. Deferred proceeds relating to the K12 sale were received in 2022.

all figures in £ millions	2023	2022	2022
	half year	half year	full year

Intangible assets	(53)	(1)	(77)
Property, plant and equipment	(5)	-	(11)
Intangible assets – product development	(15)	(9)	(39)
Inventories	(1)	(7)	(33)
Trade and other receivables	(63)	(5)	(106)
Deferred tax	8	-	(12)
Current tax (receivable) / payable	(2)	-	7
Cash and cash equivalents (excluding overdrafts)	(12)	(3)	(21)
Provisions for other liabilities and charges	-	-	1
Retirement benefit obligations	-	-	2
Trade and other liabilities	26	6	45
Financial liabilities - borrowings	-	-	8
Net assets disposed	(117)	(19)	(236)

Cumulative translation adjustment	122	7	5
Cash proceeds	1	38	291
Deferred proceeds	12	-	2
Costs of disposal	(16)	(13)	(25)
Gains on disposal	2	13	37

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 for the period ended 30 June 2023

12. Disposals and business closures continued
The net cash outflow relating to disposals in the period is shown in the table below.

all figures in £ millions	2023	2022	2022
	half year	half year	full year

Proceeds – current year disposals	1	38	291
Proceeds – prior year disposals	-	87	86
Cash and cash equivalents disposed	(12)	(3)	(21)
Costs and other disposal liabilities paid	(8)	(14)	(23)
Net cash (outflow) / inflow from disposals	(19)	108	333

13. Assets and liabilities held for sale

Assets and businesses are classified as held for sale when their carrying amounts are recovered through sale rather than through continuing use. They only meet the held for sale condition when the assets are ready for immediate sale in their present condition, management is committed to the sale and it is highly probable that the sale will complete within one year. Depreciation ceases on assets and businesses when they are classified as held for sale and the assets and businesses are impaired if their carrying value exceeds their fair value less expected costs to sell.

The held for sale assets at 30 June 2023 and 31 December 2022 relate to properties which are in the process of being sold, and are level 3 assets. The held for sale assets and liabilities at 30 June 2022 related to the Group’s interests in its international courseware local publishing businesses which were subsequently sold in the second half of 2022.

all figures in £ millions	2023	2022	2022
	half year	half year	full year

Property, plant and equipment	15	9	16
Intangible assets	-	75	-
Deferred income tax assets	-	14	-
Intangible assets – pre-publication	-	26	-
Inventories	-	28	-
Trade and other receivables	-	49	-
Provisions for liabilities and charges	-	(2)	-
Trade and other liabilities	-	(33)	-
Financial liabilities – borrowings	-	(7)	-
Net assets classified as held for sale	15	159	16

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

14. Net debt

all figures in £ millions	2023	2022	2022
	half year	half year	full year

Non-current assets
Derivative financial instruments	41	33	43
Trade and other receivables – investment in finance lease	90	109	104
Current assets
Derivative financial instruments	17	1	16
Trade and other receivables – investment in finance lease	17	17	17
Cash and cash equivalents (excluding overdrafts)	355	392	558
Non-current liabilities
Borrowings	(1,308)	(1,158)	(1,144)
Derivative financial instruments	(43)	(44)	(54)
Current liabilities
Borrowings	(75)	(150)	(86)
Derivative financial instruments	(5)	(10)	(11)
Net debt	(911)	(810)	(557)

Included in borrowings at 30 June 2023 are lease liabilities of £561m (non-current £492m, current £69m). This compares to lease liabilities of £630m (non-current £557m, current £73m) at 30 June 2022 and £605m (non-current £534m, current £71m) at 31 December 2022. The net lease liability at 30 June 2023 after including the investment in finance leases noted above was £454m (2022 half year: £504m, 2022 full year: £484m). Net debt excluding net lease liabilities is £457m (2022 half year: £306m, 2022 full year: £73m).

In May 2022, the Group repaid its $117m (£95m) USD 3.75% notes upon maturity. In December 2022, the Group repaid its $94m (£76m) USD 3.25% notes.

In 2023, the movement on borrowings primarily reflects the drawdown on the revolving credit facility of £220m and the repayment of lease liabilities of £42m.

At 30 June 2022, net debt presented above includes non-current borrowings of £7m which were included in assets and liabilities held for sale.

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts of £7m (HY 2022: £nil; FY 2022: £15m) which are repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

15. Classification of assets and liabilities measured at fair value
	Level 1	Level 2	---Level 3---		Total fair value
all figures in £ millions	FVTPL – Cash and cash equivalents	Derivatives	FVOCI Investments	FVTPL – Investments and Other

2023 half year

Investments in unlisted securities	-	-	24	114	138
Cash and cash equivalents	39	-	-	-	39
Derivative financial instruments	-	58	-	-	58
Deferred and contingent consideration	-	-	-	12	12
Total financial assets held at fair value	39	58	24	126	247

Derivative financial instruments	-	(48)	-	-	(48)
Deferred and contingent consideration	-	-	-	(56)	(56)
Total financial liabilities held at fair value	-	(48)	-	(56)	(104)

2022 half year1

Investments in unlisted securities	-	-	22	98	120
Cash and cash equivalents	23	-	-	-	23
Derivative financial instruments	-	34	-	-	34
Deferred and contingent consideration	-	-	-	-	-
Total financial assets held at fair value	23	34	22	98	177

Derivative financial instruments	-	(54)	-	-	(54)
Deferred and contingent consideration	-	-	-	(79)	(79)
Total financial liabilities held at fair value	-	(54)	-	(79)	(133)

2022 full year

Investments in unlisted securities	-	-	24	109	133
Cash and cash equivalents	40	-	-	-	40
Derivative financial instruments	-	59	-	-	59
Deferred and contingent consideration	-	-	-	-	-
Total financial assets held at fair value	40	59	24	109	232

Derivative financial instruments	-	(65)	-	-	(65)
Deferred and contingent consideration	-	-	-	(79)	(79)
Total financial liabilities held at fair value	-	(65)	-	(79)	(144)

1.
Comparative balances have been restated – see note 1 for further details.

There have been no transfers in classification during the year.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

15. Classification of assets and liabilities measured at fair value continued

Level 1 valuations are based on unadjusted quoted prices in active markets for identical financial instruments. Cash and cash equivalents include money market funds which are treated as fair value through profit and loss (FVTPL) under IFRS 9 with the fair value movements recognised as finance income or cost.

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets, the fair value of our investments in unlisted securities are determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets. Individually these assets are immaterial and therefore no sensitivities have been disclosed. Level 3 assets also include the contingent consideration receivable in respect of the sale of the POLS business, which has been determined on the basis of a discounted cash flow model, and valued by a third party specialist, and deferred and contingent consideration payable in respect of prior year acquisitions, which is measured as the net present value of the expected cashflows. Reasonably possible changes in assumptions for the inputs into the model would not have a material impact on the carrying value of the contingent consideration, and therefore sensitivities have not been disclosed.

The movements in fair values of level 3 financial assets measured at fair value, being the investments in unlisted securities and contingent consideration receivable, are shown in the table below:

all figures in £ millions	2023	2022	2022
	half year	half year1	full year

At beginning of period	133	200	200
Exchange differences - OCI	(5)	9	11
Additions	18	4	12
Repayments	-	(87)	(88)
Disposals	(3)	(31)	(48)
Fair value movements - Income Statement	5	6	28
Fair value movements - OCI	2	19	18
At end of period	150	120	133

1.
Comparative balances have been restated – see note 1 for further details.

The movement in the fair value of the deferred and contingent consideration is shown in the table below:

all figures in £ millions	2023	2022	2022
	half year	half year	full year

At beginning of period	(79)	(44)	(44)
Exchange differences	4	(7)	(7)
Acquisitions	-	(41)	(42)
Fair value movements - Income Statement	(2)	6	4
Repayments	21	7	10
At end of period	(56)	(79)	(79)

In 2022, disposals of investments in unlisted securities include the impact of acquiring the remaining shares in Credly Inc. The fair value movements on financial assets and liabilities measured at fair value and held at the end of the reporting period are unrealised.

The market value of the Group’s bonds is £540m (2022 half year: £658m; 2022 full year: £562m) compared to their carrying value of £596m (2022 half year: £678m; 2022 full year: £610m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

16. Cash flows

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group’s corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures. The table below reconciles the statutory profit and cash flow measures to the corresponding adjusted measures. The table on the next page reconciles operating cash flow to net debt.

all figures in £ millions	Statutory measure	Cost of major restructuring	Other net gains and losses	Intangible charges	UK Pension discretionary increases	Purchase / disposal of PPE and software	Net addition of right of use assets	Dividends from joint ventures and associates	Adjusted measure

		2023 half year
Operating profit	219	-	7	24	-	-	-	-	250	Adjusted operating profit
Net cash generated from operations	106	46	-	-	-	(62)	(11)	-	79	Operating cash flow

		2022 half year
Operating profit	148	-	(14)	26	-	-	-	-	160	Adjusted operating profit
Net cash generated from operations	53	13	-	-	-	(53)	(6)	2	9	Operating cash flow

		2022 full year
Operating profit	271	150	(24)	56	3	-	-	-	456	Adjusted operating profit
Net cash generated from operations	527	35	-	-	-	(133)	(29)	1	401	Operating cash flow

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

16. Cash flows continued

all figures in £ millions	note	2023	2022	2022
		half year	half year	full year

Reconciliation of operating cash flow to closing net debt

Operating cash flow		79	9	401
Tax paid		(59)	(51)	(109)
Net finance costs paid		(24)	(24)	(35)
Cost paid for major restructuring		(46)	(13)	(35)
Free cash flow		(50)	(79)	222
Dividends paid (including to non-controlling interest)		(106)	(107)	(157)
Net movement of funds from operations		(156)	(186)	65
Acquisitions and disposals		(200)	(121)	105
Disposal of lease liabilities		-	-	8
Net equity transactions		(23)	(163)	(383)
Other movements on financial instruments		25	10	(2)
Movement in net debt		(354)	(460)	(207)
Opening net debt		(557)	(350)	(350)
Closing net debt	14	(911)	(810)	(557)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2023

17. Contingencies and other liabilities

There are Group contingent liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

On 25 April 2019, the European Commission published the full decision that the United Kingdom controlled foreign company group financing partial exemption (‘FCPE’) partially constitutes State Aid. This decision was appealed by the UK Government and other parties. On 8 June 2022 the EU General Court dismissed the appeal, however, this decision has been further appealed by the UK Government and other parties. The total exposure is calculated to be £105m (excluding interest) with a provision of £63m held in relation to this issue. The provision is calculated considering a range of possible outcomes and applying a probability to each, resulting in a weighted average outcome. The possible outcomes considered range from no liability through to the full exposure (£105m). This issue is specific to periods up to 2018 and is not a continuing exposure.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2017. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 1,253m (£205m) up to 30 June 2023, with additional potential exposure of BRL 48m (£8m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group's position is strong. At present, the Group believes no provision is required.

The Group is also under assessment from the UK tax authorities in relation to an issue related to the UK’s FCPE legislation with the relevant years being 2019 to 2021. The maximum exposure is calculated to be £44m with a provision of £13m currently held in relation to this issue. The provision is calculated considering a range of possible outcomes and applying a probability to each, resulting in a weighted average outcome. The possible outcomes considered range from no liability through to the full exposure (£44m). This issue is specific to 2019 to 2021 and is not a continuing exposure.

18. Related parties

Related party transactions in the six months ended 30 June 2023 were substantially the same in nature to those disclosed in note 36 of the Annual Report and Accounts for the year ended 31 December 2022. All related party transactions are on an arm’s length basis. There were no other material related party transactions in the period that have materially affected the financial position or performance of the Group and no guarantees have been provided to related parties in the year.

19. Events after the balance sheet date

There have been no post balance sheet events.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors confirm that these condensed consolidated financial statements have been prepared in accordance with UK-adopted International Accounting Standard 34 ‘Interim Financial Reporting’ and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8 namely:

●
An indication of important events that have occurred during the first six months and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

●
Material related party transactions in the first six months and any material changes in related party transactions described in the 2022 Annual Report.

The directors of Pearson plc are listed in the 2022 Annual Report. There have been the following changes to the Board since the publication of the Annual Report.

Linda Lorimer – resigned April 2023
Alison Dolan and Alex Hardiman – appointed 1 June 2023

A list of current directors is maintained on the Pearson plc website: www.pearsonplc.com.

By order of the Board

Andy Bird

Chief Executive

30 July 2023

Sally Johnson

Chief Financial Officer

30 July 2023

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Independent Review Report on the condensed consolidated interim financial statements

Conclusion

We have been engaged by Pearson plc (the Company) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2023 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidate cash flow statement and the explanatory notes. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2023 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with UK adopted international accounting standards. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusions Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis of Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half-yearly financial report, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information

In reviewing the half-yearly report, we are responsible for expressing to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
30 July 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 31 July 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary